Exhibit 99.1

PMU News Release #13-05 TSX: PMU OTCQX: PFRMF

July 25, 2013

Pacific Rim Mining Announces Fiscal 2013 Year End Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the twelve months ended April 30, 2013. Details of the Company’s financial results are provided in its audited annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be publicly filed and made available to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Nature of Operations

Pacific Rim is mineral exploration company focused on high grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where the Company also owns several grassroots gold projects. The Company is continuously evaluating additional exploration opportunities elsewhere in the Americas.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc. (“PREx”), and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

The Company’s business activity is primarily focused on resolving the El Dorado project permitting impasse, including legal recourse. In addition, the Company continues to seek new exploration opportunities that fit its areas of focus and expertise.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC. Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado project, PacRim, the Arbitration claim was originally filed under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). In its decision related to jurisdiction objections filed by the GOES, ICSID, in June 2012, ruled that the Arbitration could proceed under the Investment Law to its final phase wherein the merits of the claim will finally be addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to resuming its advancement of the El Dorado project.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

Significant technical and corporate events that occurred during and subsequent to the twelve months ended April 30, 2013 include:

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  In June 2012 a Tribunal overseeing the investor dispute of PacRim against the GOES at ICSID issued its ruling on "jurisdictional" objections filed by the GOES and decided that the case can proceed to the final, merits-based phase under El Salvador’s Foreign Investment Law (the “Investment Law”). In this final phase of the Arbitration the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado project. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

  In October 2012 the Company closed a non-brokered private placement financing whereby OceanaGold Corporation (“OceanaGold”) purchased 42,150,000 common shares of Pacific Rim at CAD $0.10 per share, for total proceeds of CAD $4,215,000.

  In October 2012 the Company signed a service and fee agreement (the “Final Phase Fee Agreement”) with its legal counsel Crowell & Moring, LLP that will provide the Company with legal cost certainty as it proceeds through the final phase of the ICSID Arbitration claim.

  In March 2013 PacRim filed its statement of Claim (the “Memorial”) in connection with the final phase of the Arbitration. The Memorial is supported by detailed statements of multiple expert witnesses in the fields of economic geology, mine financing, environmental science and international mining law, and includes a valuation (the “Valuation”) performed by an independent expert. Based on this March 28, 2013 Valuation, PacRim is seeking compensation in the amount of $315 Million (including prejudgment interest) for its losses caused by the GOES’s breaches of the Salvadoran Investment Law.

  In May 2013 the Company, on behalf of its US subsidiary PREx, informed Corazon Gold Corp. of its intent not to proceed further with its option agreement to acquire a 65% joint venture interest in the Hog Ranch property (“Hog Ranch” or the “Property”) in Nevada.

Results of Operations

For the fiscal year ended April 30, 2013, Pacific Rim recorded a loss of $(4.7) million or $(0.02) per share, compared to a loss of $(1.8) million or $(0.01) per share for the fiscal year ended April 30, 2012. The increase in net loss for fiscal 2013 compared to fiscal 2012, despite decreased expenses for exploration activity, stock-based compensation and professional services, is primarily related to a substantial increase in costs related to the Arbitration year over year as well as substantially less gains on the Company’s derivative liability in fiscal 2013 compared to fiscal 2012.

Expenses

Due to a decrease in the level of exploration activity at the Hog Ranch property during the past fiscal year, exploration expenditures were lower in fiscal 2013 than in fiscal 2012 ($1.5 million and $1.8 million, respectively).

General and administrative expenses were relatively stable year over year ($0.4 million for fiscal 2013 compared to $0.5 million for fiscal 2012) as were costs related to stock-based compensation ($0.4 million for fiscal 2013 compared to $0.5 million for fiscal 2012). Costs related to professional services decreased slightly year over year ($0.2 million for fiscal 2013 compared to $0.3 million for fiscal 2012) reflecting the Company’s reduced business activity.

Arbitration-related expenses totalled $2.0 million during fiscal 2013 compared to $0.5 million during fiscal 2012. This increase reflects the substantial activity undertaken during the current year related to preparation and submission of the Memorial.

Gains on derivative liability (income related to changes in the term to expiry and fair value of common stock warrants issued by the Company during private placement financings) decreased substantially year over year, from $2.1 million during fiscal 2012 to $0.2 million during fiscal 2013) reflecting decreases in the Company’s share price and the expiration of a majority of the Company’s outstanding warrants.

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Unusual Items

There were no unusual items in either of fiscal 2013 or fiscal 2012.

Summary

As a result of increased Arbitration-related expenses and substantially lower gains on the Company’s derivative liability, the Company’s loss for fiscal 2013 was $(4.7) million or $(0.02) per share compared to $(1.8) million or $(0.01) per share for fiscal 2012.

Liquidity and Capital Resources

Cash

During fiscal 2013 the Company’s cash increased by $0.1 million from $0.8 million at April 30, 2012 to $0.9 million at April 30, 2013. Short-term investments were unchanged year over year ($0.5 million at both April 30, 2013 and April 30, 2012). As a result assets were unchanged year over year ($7.0 million at both April 30, 2013 and April 30, 2012). The Company’s current asset position at April 30, 2013 reflects the proceeds of a private placement equity financing that closed during the fiscal year, less cash spent on exploration, expenditures related to the Arbitration and general and administrative costs associated with maintaining a public company.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the near future for general working capital purposes and for legal expenses related to the Arbitration. Furthermore, as the Company does not have a source of revenue, it will require ongoing financing in the future for working capital and general and administrative purposes, in order to conduct any future exploration programs. The costs for the Arbitration are substantial and are anticipated to increase in mid-fiscal 2014 as the case proceeds through the final, merits-based phase with additional written and oral testimony. While the Company has entered into a service and fee agreement with its Arbitration legal counsel that provides legal fee cost certainty through the final phase, additional Arbitration-related costs including but not limited to costs related to expert witness testimony, that fall outside of the service and fee agreement, will be incurred, and along with ongoing general and administrative and regulatory expenses, will necessitate additional financing in the future. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be very dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

[The foregoing two paragraphs contain forward-looking statements regarding the requirement for financing and the use of funds that may be raised. See Forward-Looking Information.]

Working Capital

At April 30, 2013, the Company had current assets of $1.5 million, compared to $1.4 million at April 30, 2012, an increase of $0.1 million. The slight increase in current assets is primarily a result of cash raised through private placement financings in both fiscal 2013 ($4.2 million) and fiscal 2012 ($3.7 million) and subsequent expenditures of cash on exploration, general and administrative and Arbitration-related expenses. Resource property balances at April 30, 2013 were marginally lower than the April 30, 2012 balances ($5.45 million $5.49 million respectively).

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At April 30, 2013 the Company had current liabilities of $2.0 million, compared to $1.6 million at April 30, 2012. Of the accounts payable and accrued liability balances, $1.6 million at April 30, 2013 and $1.4 million at April 30, 2012 is due to one vendor associated with the Arbitration.

The $0.1 million increase in current assets combined with the $0.4 million increase in current liabilities, resulted in a $0.3 million increase in the working capital deficit from $(0.2) million at the end of fiscal 2012 to $(0.5) at the end of fiscal 2013.

Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to maintain its exploration licences. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

Acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for undertaking a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus. Minimal expenditures are anticipated for generative exploration work in the coming fiscal year. The Company will require additional financing in order to carry out any other future exploration work of a substantive nature.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake during fiscal 2014. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to decrease slightly during fiscal 2014 as every effort is made to trim costs where possible, including recent reductions in staffing expenditures. Expenditures related to PacRim’s Arbitration claim are expected to vary widely through fiscal 2014 as each party prepares and submits its written testimonies in turn. The Company has currently accumulated a liability of approximately $1.4 million related to the Arbitration. Additional working capital (likely through equity financing) will be required to fund ongoing general and administrative costs. Though the Company has signed a service and fee agreement with its Arbitration legal counsel that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for fiscal 2014, and the requirement for additional financing to fund legal costs and future general working capital expenses. See Forward-Looking Information.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash in the future to fund exploration and administrative expenses. As at April 30, 2013, the Company has negative working capital of $(0.5) million, has incurred losses since inception and has an accumulated deficit of $(94.5) million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future financing. The Company will need to raise additional funds to support exploration and administration expenses and to support expenses related to the Arbitration action that fall outside of its legal services agreement. While the Company has been successful in obtaining financing in the past, there is no assurance that sufficient funds will be available to the Company, or be available on favourable terms in the future. Furthermore, given the Company’s recent share price and the current state of equity markets, such financing, if available, may be very dilutive to the Company’s shares and shareholders. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity. Readers are encouraged to thoroughly review the Risks and Uncertainties detailed in the Company’s MD&A for fiscal 2013.

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Tel: (604) 689-1976 Fax: (604) 689-1978
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Outlook

Exploration

While no substantial exploration programs are envisioned at this time for fiscal 2014, the Company will undertake work and make various expenditures required to keep all of its exploration projects in good standing. As a result of the termination of the Hog Ranch option and recent cuts to exploration and support staff, exploration-related expenditures for fiscal 2014 are expected to be lower than in fiscal 2013, and total approximately $1.0 million. The Company will require additional financing in fiscal 2014 to meet its anticipated exploration expenses.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving its permitting issues in El Salvador including receipt of the environmental and mining permits for the El Dorado project as well as re-establishing the exploration licence for Santa Rita.

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to consider signing a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company continues to evaluate new project opportunities in North and Central America.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2014 and beyond, its efforts to settle the El Dorado permit impasse, and its requirements for additional funding. See Forward-Looking Information.]

General and Administrative and Legal

As a result of recently adopted measures aimed at reducing its staffing costs, the Company’s general and administrative costs are expected to be marginally reduced during fiscal 2014. Additional working capital (likely through equity financing) will be required in the future to fund ongoing general and administrative costs. Expenditures related to the Arbitration claim are expected to be substantial as the case proceeds through the final phase. Though the Company has signed a service and fee agreement with its Arbitration legal counsel that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, the Arbitration action is expected to proceed during fiscal 2014 and beyond. Having submitted its Memorial in late fiscal 2013, the Company and its legal counsel are currently awaiting the GOES’s submission of its Counter-Memorial anticipated in January 2014. This submission will be followed by oral testimony by both parties before the Tribunal. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The final phase of the Arbitration case is expected to continue through fiscal 2014 and potentially beyond.

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Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses during fiscal 2013, and the requirement for additional financing pertaining to the Arbitration action. See Forward-Looking Information.]

Key Issues

Important corporate and technical issues facing the Company in the coming fiscal year (and beyond) include: developments related to the Arbitration action; ongoing efforts to reach a resolution to the El Dorado permitting impasse with the GOES; the Company’s ability to secure adequate future financing for ongoing Arbitration-related costs, general working capital purposes, and exploration expenses including maintenance of the El Salvador properties; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms. Readers are encouraged to thoroughly review the Risks and Uncertainties detailed in the Company’s MD&A for fiscal 2013.

[The foregoing paragraph contains forward-looking statements regarding management’s assessment of the key issues facing the Company during fiscal 2014 and the requirement for additional financing. See Forward-Looking Information.]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

This report contains forward-looking statements regarding:

  the Company’s future financing requirements and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s ongoing exploration plans may not be carried out as anticipated and its ability to continue its business may be at risk.

  the Company’s assessment of expected legal costs associated with the Arbitration and its ability to meet these costs based on current cash and cash equivalent balances, as well as management’s assessment that unanticipated Arbitration costs may arise for which additional financing may be required. The Company’s expectation that it can meet the expected legal expenses during the final phase of the Arbitration is based on its understanding of costs laid out in the service and fee agreement with its legal counsel as well as its understanding of potential additional costs. Arbitration-related costs not covered by the service and fee agreement will be incurred, and other unanticipated costs related to the Arbitration may cause these assumptions to change, either or both of which may necessitate the Company to secure additional financing in order to complete the Arbitration. There can be no guarantee that additional financing will be available to the Company under acceptable terms and conditions.

  the scope of exploration and generative work programs management plans to undertake during fiscal 2014 and in the foreseeable future. These expectations are based on various assumptions including but not limited to: the Company’s ability to secure financing; the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration for fiscal 2014 and beyond may not occur as planned.

  the Company’s exploration plans and anticipated costs for fiscal 2014 and beyond . The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.

  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for fiscal 2014 may not occur as planned.

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  anticipated general and administrative, and legal expenses and the requirement for additional financing to fund general working capital expenses and potential, unanticipated legal costs. These statements are based on management’s assumption the Arbitration action will continue through fiscal 2014 and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the Arbitration action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2013 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2013 and in the Company’s most recent Annual Report on Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101. Technical information presented in this document was vetted by and/or prepared by or under the supervision of Mr. Gehlen, who is responsible for its disclosure herein.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com